SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -------------------------------------

                                 Amendment No. 1
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                 (Pursuant to Section 13(e)(1) of the Securities
                              Exchange Act of 1934)
                         -------------------------------

                               GULF POWER COMPANY
                                (Name of Issuer)

                              THE SOUTHERN COMPANY
                      (Name of Person(s) Filing Statement)

         TITLE                                                CUSIP NUMBER
-----------------------------------------------------------------------------
       Gulf Power Company,
          Preferred Stock
          4.64% Series                                          402479208
          5.16% Series                                          402479307
          5.44% Series                                          402479406
          6.72% Series                                          402479836
          1993 Adjustable Rate Series                           402479828

------------------------------------------------------------------------------
                         (Title of Class of Securities)
                      (CUSIP Number of Class of Securities)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303
                                 (770) 393-0650

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

     W. L. Westbrook                          John D. McLanahan, Esq.
 Financial Vice President                       Troutman Sanders LLP
   The Southern Company                600 Peachtree Street, N.E., Suite 5200
270 Peachtree Street, N.W.                     Atlanta, Georgia 30308
  Atlanta, Georgia 30303

                                November 3, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
$49,425,485                                                  $9,886


* Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

         /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $9,886

Form or Registration No.:  Schedule 13E-4

Filing Party:              The Southern Company

Date Filed:                November 26, 1997

         This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated November 3, 1997 filed by The Southern Company, a Delaware corporation, relating to its offer to purchase any and all outstanding shares of preferred stock of Gulf Power Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated November 3, 1997, and in the related Letter of Transmittal, copies of which are attached as Exhibits 99.(a)(1) and 99.(a)(2) to the Statement.

         Only those items of the Statement that are amended and supplemented hereby are included herein.

Item 9.  Material to be filed as Exhibits.

Exhibit No.                         Description

99.(a)(13)        Form of Follow-up Mailing to Registered Shareholders.
99.(a)(14)        Form of Follow-up Mailing to Street Shareholders.
99.(f)(1)         Form of Information Agent Initial Call Phone Script.
99.(f)(2)         Form of Information Agent Follow-up Call Phone Script.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 26, 1997

                                    THE SOUTHERN COMPANY

                                    By:__/s/Tommy Chisholm_______
                                            Tommy Chisholm
                                            Secretary